JinkoSolar Announces Fourth Quarter and Full Year 2011 Results

SHANGHAI, China, March 8, 2012– JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing vertically integrated solar power product manufacturer with low-cost operations based in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter 2011 Highlights

•	Total solar product shipments were 227.0 megawatts (“MW”), compared with 257.7 MW in the third quarter of 2011 and 162.6 MW in the fourth quarter of 2010, representing a decrease of 11.9% sequentially and an increase of 39.6% year-over-year.
•	Total revenues were RMB1.2 billion (US$190.4 million), a decrease of 32.7% sequentially and a decrease of 32.2% year-over-year.
•	Gross margin was negative 4.4%, compared with positive gross margin of 3.7% in the third quarter of 2011 and 28.5% in the fourth quarter of 2010.
•	In-house gross margin[1] was 5.8%, compared with 18.4% in the third quarter of 2011 and 34.7% in the fourth quarter of 2010.
•	Loss from operations was RMB316.1 million (US$50.2 million), compared with loss from operations of RMB197.3 million in the third quarter of 2011 and income from operations of RMB362.8 million in the fourth quarter of 2010.
•	Net loss was RMB366.6 million (US$58.3 million), compared with a net income of RMB68.1 million in the third quarter of 2011 and a net income of RMB368.3 million in the fourth quarter of 2010.
•	Diluted loss per share was RMB4.06 (US$0.65), compared with diluted loss per share of RMB2.97 in the third quarter of 2011 and diluted earnings per share of RMB3.90 in the fourth quarter of 2010.
•	Diluted loss per American depositary share (“ADS”) was RMB16.24 (US$2.58), compared with diluted loss per ADS of RMB11.88 in the third quarter of 2011 and diluted earnings per ADS of RMB15.61 in the fourth quarter of 2010. Each ADS represents four ordinary shares.
•	Non-GAAP net loss[2] in the fourth quarter of 2011, was RMB370.8 million (US$58.9 million), compared with non-GAAP net loss of RMB247.9 million in the third quarter of 2011 and non-GAAP net income of RMB368.3 million in the fourth quarter of 2010.
•	Non-GAAP basic and diluted loss per share in the fourth quarter of 2011 was RMB4.10 (US$0.65), non-GAAP basic and diluted loss per ADS was RMB16.40 (US$2.61) in the fourth quarter of 2011.

[1]	JinkoSolar defines “in-house gross margin” as the gross margin of PV modules produced using the Company’s in-house produced silicon wafers and solar cells.
[2]	JinkoSolar adjusts net loss to exclude 1) the expenses related to the issuance of convertible senior notes, 2) changes in fair value of convertible senior notes and capped call options, 3) interest expenses on the convertible senior notes, and 4) the exchange gain on the convertible senior notes and capp

Full Year 2011 Highlights

•	Total solar product shipments were a record 950.5 MW, an increase of 97.9% from 2010.
•	Total revenues were a record RMB7.4 billion (US$1.2 billion), an increase of 58.7% from 2010.
•	Gross margin was 15.6%, compared with 29.2% in 2010.
•	Net income was RMB273.3 million (US$43.4 million), a decrease of 69.0% from 2010.
•	Diluted loss per share for the full year 2011 was RMB1.23 (US$0.20) because of the impact of the dilutive effect of convertible senior notes and share options. This compares with diluted earnings per share of RMB10.92 for the full year 2010.
•	Diluted loss per ADS for the full year 2011 was RMB4.92 (US$0.78), compared with diluted earnings per ADS of RMB43.69 for the full year 2010.
•	Non-GAAP net earnings in 2011 were RMB4.4 million (US$0.7 million), compared with non-GAAP net income of RMB835.8 million in 2010.
•	Non-GAAP basic and diluted earnings per share in 2011 were RMB0.05 (US$0.01), non-GAAP basic and diluted earnings per ADS were RMB0.20 (US$0.03) in 2011.

“Despite a challenging fourth quarter of 2011 for both our company and the industry as a whole, we remain confident in our ability to take advantage of our vertically integrated business model as we continue improving on the efficiency of our production process and generate value for our shareholders over the long term,” commented Mr. Kangping Chen, JinkoSolar’s chief executive officer. “Our gross margin continued to be affected by declining average selling prices (“ASPs”), which continued to fall faster than we anticipated and added pressure to an already uncertain global economic environment. Although the price of polysilicon and other auxiliary materials also fell, the decline was not sufficient to offset our lower ASPs.”

“In the face of these challenges in the fourth quarter of 2011, we still managed to finish the year with record annual shipments of 950.5 MW, a 97.9% increase from 2010. We continued to maintain strong relationships with our customers in key markets such as Italy, Germany and Eastern Europe. While the outlook for Europe remains weak, we invested heavily in our support network throughout the region in order to continue to build our brand. We opened a new office in France to expand our market presence there, and we also continued to diversify our business outside of Europe with the recent opening of new offices in Canada and Australia. In addition, our efforts to further broaden our geographic footprint to new emerging markets such as China, India, Ukraine and Bulgaria helped us generate better returns and reduce our reliance on European sales.”

“As we look forward, we believe that the long term growth prospects for the solar market remain promising as industry consolidation accelerates. Our optimistic outlook is rooted in our belief that module demand around the world will eventually emerge from its current lows in the second half of this year. Our strong balance sheet, growing brand recognition, competitive cost structure and diverse geographic presence leave us well positioned once the industry starts to rebound.”

Fourth Quarter 2011 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2011 were RMB1.2 billion (US$190.4 million), a decrease of 32.7% from RMB1.8 billion in the third quarter of 2011 and a decrease of 32.2% from RMB1.8 billion in the fourth quarter of 2010. The sequential decrease in revenues was primarily due to an industry-wide decline in ASPs of solar products and a decrease in sales volume of solar modules during the fourth quarter of 2011.

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Gross Profit / (Loss) and Gross Margin

Gross loss in the fourth quarter of 2011 was RMB52.3 million (US$8.3million), compared with gross profit of RMB66.0 million in the third quarter of 2011 and gross profit of RMB503.5 million in the fourth quarter of 2010.

Gross margin was negative 4.4% in the fourth quarter of 2011 compared with positive 3.7% in the third quarter of 2011 and positive 28.5% in the fourth quarter of 2010. The sequential and year-over-year decrease in gross margin was primarily due to a decline in ASPs of solar modules, which was partially offset by the decline in price of polysilicon and auxiliary materials and improvements in operating efficiency.

In-house gross margin relating to the Company’s in-house silicon wafer, solar cell and solar module production was 5.8% in the fourth quarter of 2011, compared with 18.4% in the third quarter of 2011 and 34.7% in the fourth quarter of 2010. The decline was primarily because ASPs of solar modules fell more rapidly than the price of polysilicon and auxiliary materials.

Income / (Loss) from Operations and Operating Margin

Loss from operations in the fourth quarter of 2011 was RMB316.1 million (US$50.2 million), compared with loss from operations of RMB197.3 million in the third quarter of 2011 and income from operations of RMB362.8 million in the fourth quarter of 2010. Operating margin in the fourth quarter of 2011 was negative 26.4%, compared with negative 11.1% in the third quarter of 2011 and positive 20.5% in the fourth quarter of 2010.

Total operating expenses in the fourth quarter of 2011 were RMB263.8 million (US$41.9 million), an increase of 0.2% from RMB263.3 million in the third quarter of 2011 and an increase of 87.5% from RMB140.7 million in the fourth quarter of 2010. Excluding non-cash charge for an impairment of goodwill, operating expenses would be RMB218.2 million (US$ 34.7 million), compared with RMB263.3 million in the third quarter of 2011 and RMB140.7 million in the fourth quarter of 2010.The sequential decrease was primarily due to a decrease of RMB77.9 million (US$12.4 million) in a provision for bad debts from the third quarter of 2011, which was partially offset by an increase in professional service fees and sales and marketing expenses associated with the expansion of our global sales offices.

In the fourth quarter of 2011, due to the challenging solar market conditions and the significant reduction of the Company’s market capitalization since the second quarter of 2011, the Company recognized an impairment of goodwill of RMB45.6 million (US$7.3 million) related to the acquisition of equity interest in Zhejiang Jinko, an operating subsidiary of the Company, in 2009.

Excluding non-cash charge for the impairment of goodwill, operating expenses represented 18.2% of total revenues in the fourth quarter of 2011, an increase from 14.8% in the third quarter of 2011 and an increase from 8.0% in the fourth quarter of 2010.

Interest Expense, Net

Net interest expense in the fourth quarter of 2011 was RMB53.1 million (US$8.4 million), an increase of 7.2% from RMB49.5 million in the third quarter of 2011 and an increase of 145.3% from RMB21.6 million in the fourth quarter of 2010. The sequential increase in net interest expense was primarily attributable to the first full quarter of interest expense incurred by the Company on the unsecured one-year short-term bonds with an aggregate principal amount of RMB400 million issued in July 2011 with an annual interest rate of 6.5%.

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Foreign Currency Exchange Gain (Loss)

The Company recorded a foreign currency exchange loss of RMB28.3 million (US$4.5 million) in the fourth quarter of 2011, primarily due to a foreign currency exchange loss of RMB60.8 million (US$9.7 million), partially offset by a gain in the change in fair value of forward contracts of RMB32.5 million (US$5.2 million), both of which were due to the depreciation of the Euro and U.S. dollar against the RMB. By comparison, we had net exchange loss of RMB8.6 million in the third quarter of 2011.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a change in fair value of convertible senior notes and capped call options of RMB8.7 million (US$1.4 million) due to a gain from the change in fair value of convertible senior notes and capped call options.

Income Tax Expense (Benefit)

The Company recognized a tax benefit of RMB18.0 million (US$2.9 million) in the fourth quarter of 2011, compared with a tax expense of RMB1.0 million in the third quarter of 2011 and a tax expense of RMB66.0 million in the fourth quarter of 2010. The income tax benefit in the fourth quarter of 2011 was primarily due to the reversal of income tax expenses from previous quarters in connection with the net loss incurred in the fourth quarter of 2011.

Net Income (Loss) and Earnings (Loss) per Share

Net loss in the fourth quarter of 2011 was RMB366.6 million (US$58.3 million), compared with a net income of RMB68.1 million in the third quarter of 2011 and a net income of RMB368.3 million in the fourth quarter of 2010.

Basic and diluted loss per share was RMB4.06 (US$0.65) in the fourth quarter of 2011. Basic and diluted loss per ADS was RMB16.24 (US$2.58) in the fourth quarter of 2011.

Non-GAAP net loss in the fourth quarter of 2011 was RMB370.8 million (US$58.9 million), compared with non-GAAP net loss of RMB247.9 million in the third quarter of 2011 and non-GAAP net income of RMB368.3 million in the fourth quarter of 2010.

Non-GAAP basic and diluted loss per share in the fourth quarter of 2011 was RMB4.10 (US$0.65), non-GAAP basic and diluted loss per ADS was RMB16.40 (US$2.61) in the fourth quarter of 2011.

Financial Position

As of December 31, 2011, the Company had RMB580.0 million (US$92.2 million) in cash and cash equivalents and restricted cash, compared with RMB938.0 million of cash and cash equivalents as of December 31, 2010.

Capital expenditures in the fourth quarter of 2011 were RMB331.5 million (US$52.7 million), which was used primarily for the construction of a solar power plant.

As of December 31, 2011, total short-term borrowings including the current portion of long-term bank borrowings were RMB2.2 billion (US$349.6 million), compared with RMB1.2 billion as of December 31, 2010. Total long-term borrowings were RMB155.5 million (US$24.7 million) as of December31, 2011, compared with RMB269.3 million as of December 31, 2010.

As of December 31, 2011, the Company’s working capital balance was negative RMB1.03 billion (US$164.3 million), compared with positive RMB252.6 million as of December 31, 2010.

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Full Year 2011 Financial Results

Total Revenues

Total revenues for the full year 2011 were RMB7.4 billion (US$1.2 billion), an increase of 58.7% fromRMB4.7 billion in 2010.

Gross Profit and Gross Margin

Gross profit for the full year 2011 was RMB1.1 billion (US$182.7 million), a decrease of 15.3% from RMB1.4 billion for the full year 2010. Gross margin was 15.6% for the full year 2011, compared with 29.2% for the full year 2010. The year-over-year decrease was mainly due to the industry-wide decline in the ASPs, which was partially offset by a decrease in the prices of polysilicon and auxiliary materials and improvements in operating efficiency.

Income from Operations and Operating Margin

Income from operations for the full year 2011 was RMB315.9 million (US$50.2 million), a decrease of 68.1% from RMB989.9 million in 2010. Operating margin for the full year 2011 was 4.3%, compared with 21.3% for the full year 2010. Total operating expenses in 2011 were RMB834.0 million (US$132.5 million), an increase of 127.0% from RMB367.5 million in 2010. Operating expenses represented 11.3% of total revenues for the full year 2011, compared with 7.9% for the full year 2010.

Interest Expense, Net

Net interest expense in 2011 was RMB182.5 million (US$29.0 million), an increase of 184.0% from RMB64.3 million in 2010. The increase was primarily attributable to the issuance of convertible senior notes, unsecured short-term bonds and the increase of short-term borrowings.

Foreign Currency Exchange

In 2010, the Company entered into foreign currency forward contracts with local banks to hedge its exposure to foreign exchange risks. The Company had a net loss in foreign currency exchange of RMB102.4 million (US$16.3 million) in 2011 primarily due to the exchange loss resulting from the depreciation of the Euro and U.S. dollar against RMB. This compares with a net gain of RMB87.9 million in 2010.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a change in fair value of convertible senior notes and capped call options of RMB299.7 million (US$47.6 million) due to a gain from the change in fair value of convertible senior notes, which was partially offset by a loss from the change in fair value of capped call options.

Income Tax Expense

The Company recognized a tax expense of RMB81.1 million (US$12.9 million) for the full year 2011, compared with a tax expense of RMB146.1 million in 2010.

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Net Income and Earnings per Share

Net income for the full year 2011 was RMB273.3 million (US$43.4 million), a decrease of 69.0% from RMB881.9 million in 2010.

Basic earnings per share in 2011 was RMB2.91 (US$0.46) and diluted loss per share in 2011 was RMB1.23 (US$0.20). Basic earnings per ADS in 2011 was RMB11.64 (US$1.85) and diluted loss per ADS in 2011 was RMB4.92 (US$0.78).

Non-GAAP net earnings in 2011 was RMB4.4 million (US$0.7 million), compared with non-GAAP net income of RMB835.8 million in 2010.

Non-GAAP basic and diluted earnings per share in 2011 were RMB0.05 (US$0.01), non-GAAP basic and diluted earnings per ADS was RMB0.20 (US$0.03) in 2011.

Fourth Quarter and Full Year 2011 Operational Highlights

Solar Product Shipments

Total solar product shipments in the fourth quarter of 2011 were 227.0MW, including 41.0MW of silicon wafers, 16.9MW of solar cells and 169.1MW of solar modules. By comparison, total shipments for the third quarter of 2011 were 257.7 MW, consisting of 23.9 MW of silicon wafers, 15.6 MW of solar cells and 218.2 MW of solar modules.

Total solar product shipments for the full year 2011 were 950.5MW, consisting of 134.7MW of silicon wafers, 55.0MW of solar cells and 760.8MW of solar modules. By comparison, total shipments for the full year 2010 were 480.3 MW, consisting of 155.7 MW of silicon wafers, 56.0 MW of solar cells and 268.6 MW of solar modules. Total solar product shipments and solar module shipments increased by 97.9% and 183.2%, respectively, from 2010 to 2011.

Capacity Expansion of Solar Products

In the fourth quarter of 2011, the Company’s in-house annual silicon wafer, solar cell and solar module production capacity remained at approximately 1,200 MW each as of December 31, 2011, compared with approximately 600 MW each as of December 31, 2010.

Recent Business Developments

•	In November 2011, JinkoSolar was recognized for its high yield modules in PHOTON Lab’s outdoor field test. The field test measures each module’s yield in order to determine the exact amount of kilowatt-hours per kilowatt of installed power that flows from the PV system to the inverter. Two types of JinkoSolar modules were ranked amongst the top ten of all modules measured in the study.

•	In January 2012, JinkoSolar opened a new branch in Montpellier, France. The new branch reinforces JinkoSolar’s global presence and will help support local partners and complement the growth of the region’s solar industry as the Company’s European customer base expands.

•	In January 2012, China Guangdong Nuclear Solar Energy Development Company connected 18MW of its solar power plant located in Dunhuang, Gansu Province to the grid. JinkoSolar provided all the modules for this solar power plant.

•	In February 2012, the Company opened a new branch in Queensland, Australia. The newly opened office will serve as a sales and delivery hub.

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Operations and Business Outlook

First Quarter and Full Year 2012 Guidance

For the first quarter of 2012, total solar module shipments are expected to be approximately 170 MW to 190 MW. For the full year 2012, total solar module shipments are expected to be in the range of 800 MW to 1,000 MW, and total project development scale is expected to be in the range of 100 MW to 150 MW. The Company expects to maintain its in-house annual silicon wafer, solar cell and solar module production capacity at approximately 1,200 MW each by the end of 2012.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Thursday, March 8, 2012 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the pass code to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, March 15, 2012. The dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	53696600

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically integrated solar power product manufacturer with cost efficient operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S., Queensland, Australia, Ontario, Canada, Bologna, Italy, Montpellier, France and Zug, Switzerland. JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2 GW each for silicon ingots, wafers, solar cells and solar modules as of December 31, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market; including Italy, Germany, Belgium, Spain, the United States, France, Eastern Europe, China and other countries and regions.

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Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income (loss), non-GAAP Earnings (Loss) Per Share, non-GAAP earnings (loss) per ADS and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to convertible senior notes and capped call options:

●	Non-GAAP net income (loss) is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options;

●	Non-GAAP earnings (loss) per share and non-GAAP earnings (loss) per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options as well as incremental shares for assumed conversions of convertible senior notes; and

●	Non-GAAP diluted weighted average ordinary shares outstanding are adjusted to exclude incremental shares for assumed conversions of convertible senior notes.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2011, which was RMB6.2939 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 30, 2011. The percentages stated in this press release are calculated based on Renminbi.

SafeHarbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, JinkoSolar’s ability to obtain additional capital to fund its operations and business expansion, its ability to obtain sufficient silicon raw materials in a timely manner, the general economic and business environment and conditions, the volatility of JinkoSolar’s operating results, its ability to attract and retain qualified employees, key technical personnel and executive officers. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011 and September 2, 2011. All information provided in this press release is as of March 8, 2012. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6061 1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA

(in thousands, except ADS and Share data)

	For the quarter ended

	December 31, 2010	September 30, 2011	December 31, 2011
	RMB	RMB	RMB	USD

Total revenues	1,767,053	1,781,052	1,198,433	190,412

Cost of revenues	(1,263,550)	(1,715,011)	(1,250,708)	(198,717)

Gross profit (loss)	503,503	66,041	(52,275)	(8,305)

Operating expenses:
Selling and marketing	(67,816)	(73,933)	(88,288)	(14,028)
General and administrative	(63,809)	(184,136)	(165,400)	(26,279)
Research and development	(9,052)	(5,238)	(10,112)	(1,607)

Total operating expenses	(140,677)	(263,307)	(263,800)	(41,914)

Income /(Loss) from operations	362,826	(197,266)	(316,075)	(50,219)
Interest expenses, net	(21,641)	(49,520)	(53,093)	(8,436)
Subsidy income	7,848	17,044	4,897	778
Exchange loss	(11,013)	(77,039)	(60,796)	(9,660)
Other expenses, net	(843)	(3,725)	(716)	(114)
Change in fair value of forward contracts	97,117	68,453	32,499	5,164
Change in fair value of convertible senior notes and capped call options	-	311,144	8,663	1,376
Income/(loss) before income taxes	434,294	69,091	(384,621)	(61,111)
Income tax(expense)/benefit	(65,986)	(986)	17,988	2,858
Net income/(loss)	368,308	68,105	(366,633)	(58,253)

Less: Net loss attributable to non-controlling interests	-	-	(17)	(3)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	368,308	68,105	(366,616)	(58,250)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	4.01	0.72	(4.06)	(0.65)
Diluted	3.90	(2.97)	(4.06)	(0.65)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	16.03	2.86	(16.24)	(2.58)
Diluted	15.61	(11.88)	(16.24)	(2.58)

Weighted average ordinary shares outstanding -
Basic	91,915,790	95,115,055	90,358,034	90,358,034
Diluted	94,401,746	110,780,910	90,358,034	90,358,034

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NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income/(loss)attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders	368,308	68,105	(366,616)	(58,250)

Change in fair value of convertible senior notes and capped call options	-	(311,144)	(8,663)	(1,376)

4% of interest expense of convertible senior notes	-	7,982	7,877	1,252

Exchange gain on convertible senior notes and capped call options	-	(12,887)	(3,355)	(533)

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Basic	368,308	(247,944)	(370,757)	(58,907)

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per share -
Basic	4.01	(2.61)	(4.10)	(0.65)
Diluted	3.90	(2.61)	(4.10)	(0.65)

Non-GAAP net income/(loss) attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	16.03	(10.43)	(16.40)	(2.61)
Diluted	15.61	(10.43)	(16.40)	(2.61)

Non-GAAP weighted average ordinary shares outstanding -
Basic	91,915,790	95,115,055	90,358,034	90,358,034
Diluted	94,401,746	95,115,055	90,358,034	90,358,034

2. Non-GAAP diluted weighted average ordinary shares outstanding

GAAP weighted average ordinary shares outstanding - Diluted	94,401,746	110,780,910	90,358,034	90,358,034

Less: Incremental shares for assumed conversions of convertible senior notes and share options	-	(15,665,855)	-	-

Non-GAAP weighted average ordinary shares outstanding - Diluted	94,401,746	95,115,055	90,358,034	90,358,034

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA

(in thousands, except ADS and Share data)

	For the year ended December 31
	2010	2011
	RMB	RMB	USD

Total revenues	4,654,855	7,384,951	1,173,351

Cost of revenues	(3,297,469)	(6,235,100)	(990,658)

Gross profit	1,357,386	1,149,851	182,693

Operating expenses:
Selling and marketing	(169,822)	(338,382)	(53,763)
General and administrative	(166,026)	(465,591)	(73,975)
Research and development	(31,616)	(29,993)	(4,765)

Total operating expenses	(367,464)	(833,966)	(132,503)

Income from operations	989,922	315,885	50,190
Interest expenses, net	(64,268)	(182,502)	(28,997)
Convertible senior notes issuance costs	—	(30,154)	(4,791)
Subsidy income	15,697	25,554	4,060
Investment gain	60	—	—
Exchange loss	(10,143)	(138,994)	(22,084)
Other (income)/expenses, net	(1,358)	28,257	4,490
Change in fair value of forward contracts	98,039	36,605	5,816
Change in fair value of derivatives	55	—	—
Change in fair value of convertible senior notes and capped call options	—	299,748	47,625

Income before income taxes	1,028,004	354,399	56,309
Income tax expense	(146,130)	(81,073)	(12,881)

Net income	881,874	273,326	43,428
Less: Net loss attributable to non-controlling interests	—	(17)	(3)

Net income attributable to JinkoSolar Holding Co., Ltd.	881,874	273,343	43,431

Series A redeemable convertible preferred shares accretion	(13,433)	—	—
Series B redeemable convertible preferred shares accretion	(17,480)	—	—
Deemed dividend to a preferred shareholder	—	—	—
Allocation to preferred shareholders	(15,157)	—	—

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	835,804	273,343	43,431

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	11.16	2.91	0.46
Diluted	10.92	(1.23)	(0.20)

Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	44.64	11.64	1.85
Diluted	43.69	(4.92)	(0.78)

Weighted average ordinary shares outstanding -
Basic	74,896,543	93,966,535	93,966,535
Diluted	80,748,080	102,686,971	102,686,971

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NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net incomeattributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders	835,804	273,343	43,431
Change in fair value of convertible senior notes and capped call options	—	(299,748)	(47,625)
Convertible senior notes issuance costs	—	30,154	4,791
4% of interest expense of convertible senior notes	—	19,856	3,155
Exchange gain on convertible senior notes and capped call options	—	(19,255)	(3,059)

Non-GAAP net income (loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Basic	835,804	4,350	693

Non-GAAP net income (loss) attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per share -
Basic	11.16	0.05	0.01
Diluted	10.92	0.05	0.01

Non-GAAP net income (loss) attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	44.64	0.20	0.03
Diluted	43.69	0.20	0.03

Non-GAAP weighted average ordinary shares outstanding -
Basic	74,896,543	93,966,535	93,966,535
Diluted	80,748,080	95,121,675	95,121,675

2. Non-GAAP diluted weighted average ordinary shares outstanding

GAAP weighted average ordinary shares outstanding - Diluted	80,748,080	102,686,971	102,686,971

Less: Incremental shares for assumed conversions of convertible senior notes and share options	—	(7,565,296)	(7,565,296)

Non-GAAP weighted average ordinary shares outstanding - Diluted	80,748,080	95,121,675	95,121,675

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2010	December 31, 2011
	RMB	RMB	USD
	Derived from audited numbers	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	521,205	433,851	68,932
Restricted cash	416,790	146,175	23,225
Short term investments	34,706	494,215	78,523
Notes receivable	-	17,280	2,746
Accounts receivable, net – a related party	100	31,010	4,927
Accounts receivable, net – third parties	576,796	1,600,207	254,247
Advances to suppliers – third party	339,738	208,104	33,064
Inventories	819,515	798,075	126,801
Forward contract receivables	96,872	64,955	10,320
Deferred tax assets – current	2,717	-	-
Other receivables from related parties	399	691	110
Prepayments and other current assets	385,636	813,910	129,317

Total current assets	3,194,474	4,608,473	732,212

Property, plant and equipment, net	1,938,978	3,840,799	610,242
Land use rights, net	261,859	368,043	58,476
Intangible assets, net	951	3,656	581
Other assets	203,533	129,388	20,558
Deferred tax assets – non current	328	-	-
Goodwill	45,646	-	-
Capped call options	-	16,408	2,607
Advances to suppliers to be utilized beyond one year	234,577	209,631	33,307

Total assets	5,880,346	9,176,398	1,457,983

LIABILITIES
Current liabilities:
Accounts payable – a related party	-	35,888	5,702
Accounts payable – third parties	355,012	340,999	54,179
Notes payable – a related party	-	438	70
Notes payable – third parties	571,522	909,393	144,488
Accrued payroll and welfare expenses	96,854	176,648	28,067
Advances from third party customers	164,957	85,524	13,588
Other payables and accruals	456,416	814,527	129,414
Other payables – a related party	-	1,094	174
Income tax payables	92,200	32,884	5,225
Forward contract payables	13,064	5,524	878
Deferred tax liabilities – current	10,112	-	-
Bonds payable	-	1,039,635	165,181
Contingent liabilities	10,000	-	-
Short-term borrowings from third parties including current portion of long-term bank borrowings	1,171,776	2,200,032	349,550

Total current liabilities	2,941,913	5,642,586	896,516

Non-current liabilities:
Long-term borrowings	269,250	155,500	24,706
Guarantee liability	1,500	-	-
Accrued warranty costs – non-current		85,362	13,563
Convertible senior notes	-	387,777	61,612
Deferred tax liability – non-current	2,481	-	-

Total long term liabilities	273,231	628,639	99,881

Total liabilities	3,215,144	6,271,225	996,397

14

Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized; 95,078,242 and 89,435,058shares issued and outstanding as of December 31, 2010 and December31, 2011, respectively)	14	13	2
Additional paid-in capital	1,542,089	1,507,225	239,474
Statutory reserves	164,587	178,984	28,438
Treasury Stock	-	(8,354)	(1,327)
Accumulated other comprehensive loss	-	(135)	(21)
Retained earnings	958,512	1,217,457	193,434

Total JinkoSolar Holding Co., Ltd. shareholders’ equity	2,665,202	2,895,190	460,000
Non-controlling interests	-	9,983	1,586

Total liabilities and shareholders’ equity	5,880,346	9,176,398	1,457,983

15